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                  GCGA LIMITED PARTNERSHIP

                   (Debtor-in-Possession)

                    Financial Statements

              December 31, 1995, 1994 and 1993

         (With Independent Auditors' Report Thereon)
Independent Auditors' Report

The Partners
GCGA Limited Partnership (Debtor-in-Possession):

We have audited the accompanying balance sheets of GCGA Limited Partnership (debtor-in-possession) as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' deficit, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCGA Limited Partnership (debtor-in-possession) as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the partnership will continue as a going concern. As discussed in note 1, the Partnership filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court (the Bankruptcy Court) on October 15, 1996. As discussed in note 4 to the financial statements, the Partnership's first and second mortgage loans are in default. These matters raise substantial doubt about the Partnership's ability to continue as a going concern. The Partnership is currently operating its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, and continuation of the Partnership as a going concern is contingent upon its ability to formulate a plan of reorganization that will be confirmed by the Bankruptcy Court, including restructuring its existing long-term debt arrangements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

August 1, 1996, except for note 1 as to
  which the date is October 15, 1996.




Washington, D.C.                        /s/KPMG Peat Marwick
LLP

                  GCGA LIMITED PARTNERSHIP
                   (Debtor-in-Possession)
                       Balance Sheets

                 December 31, 1995 and 1994
Assets                                       1995      1994
Real estate, at cost (notes 4 and 5):
 Land                                   $  4,892,336   $
4,892,336
 Building and improvements                70,934,457
70,934,457
 Furniture and equipment                       5,965
5,965

                                          75,832,758
75,832,758

Accumulated depreciation                  12,369,304
10,589,746

                                          63,463,454
65,243,012

Cash
435,732                                       91,984
Escrow deposit for miscellaneous items        75,673
97,048
Accounts receivable - tenants, net of allowance for
 doubtful accounts of $499,321 in 1994 (note 2)
5,432,364                                  5,810,084
Deferred costs, net of accumulated amortization of
 $2,153,009 in 1995 and $1,699,874 in 1994
838,803                                    1,269,596
Due from general partner                     119,976
99,183
Other assets                                  17,625
13,210

                                        $ 70,383,627   $
72,624,117

Liabilities and Partners' Deficit

Liabilities:
 First mortgage loan (note 4)           $ 37,750,000   $
37,750,000
 Second mortgage loan (note 4)            59,200,000
58,806,742
 Note payable - Kinney System of Sudbury St., Inc.
  (note 5)                                 2,631,260
2,681,570
 Related party loan (note 6)                 219,094
80,000
 Deferred rental revenue                     257,454
411,927
 Accounts payable and accrued expenses       813,443
1,000,921

Total liabilities                        100,871,251
100,731,160

Partners' deficit (note 3)               (30,487,624)
(28,107,043)

Contingencies (notes 4 and 5)
                                        $ 70,383,627   $
72,624,117

       See accompanying notes to financial statements.

                  GCGA LIMITED PARTNERSHIP
                   (Debtor-in-Possession)

                  Statements of Operations

        Years ended December 31, 1995, 1994 and 1993
                                             1995      1994
1993
Revenue:
 Rental, including escalation income
  of $1,846,475 in 1995, $2,065,462 in
  1994, and 1,790,824 in 1993 $ 12,986,313        $
12,425,230                    $ 11,883,245

 Supplemental rent (note 5)        316,200
316,200                            316,200
 Interest and other                102,906
27,595                              63,282

Total revenue                   13,405,419
12,769,025                      12,262,727

Expenses:
 Interest (notes 4 and 5)        8,559,012
8,430,761                        8,418,372
 Depreciation                    1,779,558
1,779,558                        1,769,936
 Amortization                      453,135
476,211                            372,773
 Real estate taxes               2,821,441
2,782,248                        2,682,802
 Utilities                         737,485
656,224                            625,989
 General and administrative      1,081,944
1,309,469                          898,040
 Management fee (note 6)           353,425
282,607                            345,901

Total expenses                  15,786,000
15,717,078                      15,113,813

Net loss                      $ (2,380,581)       $
(2,948,053)                   $ (2,851,086)

















       See accompanying notes to financial statements.

                  GCGA LIMITED PARTNERSHIP
                   (Debtor-in-Possession)

         Statements of Changes in Partners' Deficit

        Years ended December 31, 1995, 1994 and 1993

                                          General   Limited
                                           Total    Partners
Partners
Partners' deficit at January 1, 1993    $(22,307,904)
$(2,191,880)                  $(20,116,024)

 Allocated net loss from January 1, 1993
  through September 20, 1993 (note 3)     (2,054,447)
(41,089)                        (2,013,358)
 Allocated net loss from September 21,
  1993 to December 31, 1993 (note 3)        (796,639)
(7,966)                           (788,673)

Partners' deficit at December 31, 1993   (25,158,990)
(2,240,935)                    (22,918,055)

 Net loss                       (2,948,053)
(29,481)                        (2,918,572)

Partners' deficit at December 31, 1994   (28,107,043)
(2,270,416)                    (25,836,627)

 Net loss                       (2,380,581)
(23,806)                        (2,356,775)

Partners' deficit at December 31, 1995  $(30,487,624)
$(2,294,222)                  $(28,193,402)





















       See accompanying notes to financial statements.

                  GCGA LIMITED PARTNERSHIP
                   (Debtor-in-Possession)
                  Statements of Cash Flows
        Years ended December 31, 1995, 1994 and 1993
                                            1995      1994
1993
Cash flows from operating activities:
 Net loss                     $(2,380,581)
$(2,948,053)                  $(2,851,086)
 Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
   Depreciation and amortization          2,232,693
2,255,769                       2,142,709
   Decrease (increase) in:
     Escrow deposit                21,375
196,630                           (69,410)
     Accounts receivable-tenants            377,720
(357,888)                          (6,091)
     Deferred costs               (22,342)
(434,528)                            -
     Due from general partner     (20,793)
(8,293)                            (7,601)
     Other assets                  (4,415)
(1,148)                               472
   Increase (decrease) in:
     Accounts payable and accrued
       expenses                  (187,478)
(89,150)                         (255,510)

     Deferred rental revenue     (154,473)
(652,010)                       1,063,937

Net cash provided by (used in) operating
 activities                      (138,294)
(2,038,671)                        17,420

Cash flows from investing activities -
 investment in real estate           -     (151,103)
-

Cash flows from financing activities:
 Proceeds of second mortgage loan           393,258
1,319,809                            -
 Proceeds of related party loan             139,094
80,000                               -
 Repayment of notes payable to
  Kinney System                   (50,310)
(45,542)                          (41,196)

Net cash provided by (used in) financing
 activities                       482,042
1,354,267                         (41,196)

Increase (decrease) in cash       343,748
(835,507)                         (23,776)
Cash at beginning of year          91,984
927,491                           951,267

Cash at end of year           $   435,732
91,984                            927,491

Supplemental disclosure of cash paid
 during the year for interest $ 8,548,352         $
8,416,486                     $ 8,418,685

       See accompanying notes to financial statements.

                  GCGA LIMITED PARTNERSHIP
                   (Debtor-in-Possession)
                Notes to Financial Statements
              December 31, 1995, 1994 and 1993

1. Organization

GCGA Limited Partnership (the Partnership) is a limited partnership organized under the laws of the Commonwealth of Massachusetts. Until September 20, 1993, the general partners of the Partnership were Government Center Garage
Associates Limited Partnership (GCA) and LS Government
Center Limited Partnership (LSA).  GCA and LSA each owned a
1% general partnership interest, and a 65-2/3% and 32-1/3% limited partnership interest, respectively.

On September 20, 1993, LSA withdrew from the Partnership.
In conjunction with its withdrawal from the Partnership, LSA transferred its 1% general partnership interest and 31-1/3% of its limited partnership interest to GCA. The 1% general partnership interest was then converted to a limited partnership interest by GCA. LSA transferred its remaining 1% limited partnership interest to Richard Rubin.

The Partnership is the sole beneficiary of Government Center Garage Realty Trust (the Trust) which owns One Congress Street (the Property), an 11-story structure containing approximately 260,000 square feet of office and retail space in addition to a 2,200-space parking garage, located in Boston, Massachusetts.

On October 15, 1996, the Partnership filed a voluntary petition for relief under Chapter 11 ("Chapter 11") of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Maryland (the Bankruptcy Court). The Partnership is presently operating its business as debtor-in-possession under the jurisdiction of the Bankruptcy Court and intends to propose a plan of reorganization pursuant to Chapter 11. As debtor-in-possession, the Partnership may not engage in transactions outside of the ordinary course of business without approval of the Bankruptcy court, after notice and hearing. Since the Chapter 11 filing on October 15, 1996, the Partnership continued discussions with the holder of its second mortgage loan relating to restructuring alternatives.




1. Organization (continued)

As described in note 4, the general partner in one of the Partnership's general partners filed a voluntary petition under Chapter 11 of the Bankruptcy Code. This constitutes a technical event of default under the first and second mortgage loans. The lenders' remedies include accelerating the maturity date and demanding immediate payment of the loans.

At December 31, 1995, 94% of the office building and retail rental space and 100% of the garage space is under lease. However, on August 22, 1996, a major tenant vacated approximately 68,000 net square feet of office space. The vacancy of this space, which comprises 26% of the total office and retail space, will cause a significant decrease in the Partnership's cash flow from operations. The Partnership is actively pursuing a new tenant for this vacated space. As a result of the decrease in cash flow, the Partnership was delinquent in making the October 1, 1996 payment on its second mortgage loan. Due to this delinquency, the second mortgagor filed for receivership of the assets of the Partnership on October 15, 1996. These events led to the Partnership's decision to file for protection under Chapter 11 to enable the Partnership to restructure its financial arrangements under the jurisdiction of the Bankruptcy Court.

The liabilities subject to compromise at October 15, 1996 are comprised primarily of the second mortgage loan and related accrued interest. These liabilities and other operating liabilities are subject to adjustment in the reorganization process. Under Chapter 11, actions to enforce certain claims against the Partnership are stayed if the claims arose, or are based on events that occurred, on or before the petition date of October 15, 1996. The ultimate terms of settlement of these liabilities and claims will be determined in accordance with a plan of reorganization which requires the approval of impaired prepetition creditors and confirmation by the Bankruptcy Court. Other liabilities may arise or be subject to resolution of claims for contingencies and other disputed amounts. The ultimate resolution of such liabilities will be part of reorganization.

The accompanying financial statements have been presented on the basis that the Partnership is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result of the Chapter 11 filing and circumstances relating to this event, realization of assets and satisfaction of liabilities is subject to uncertainty. A plan of reorganization could materially change the amounts reported in the
1. Organization (continued)

accompanying financial statements, which may be necessary as a consequence of a plan of reorganization. The ability of the Partnership to continue as a going concern is dependent on, among other things, confirmation of an acceptable plan of reorganization.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Partnership uses the accrual basis of accounting for financial reporting purposes in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management estimates that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Real Estate

Real estate and related improvements are recorded at cost less accumulated depreciation and amortization. Cost includes land and improvements, direct construction costs, indirect project costs, and carrying costs, including real estate taxes and interest incurred during the construction period.

Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets: building and building improvements, 40 years; furniture and equipment, 15 years.

Interest, property taxes, and insurance relating to construction were capitalized during the period in which construction activities were in progress. Costs incurred after construction was substantially complete were charged to expense.

Rental Revenue

Rental revenue is recognized on a straight-line basis over the life of the respective leases. The cumulative excess of rental revenue recognized on a straight-line basis over contract rents is included in accounts receivable. As of December 31, 1995 and 1994, such amounts included in accounts receivable were $4,722,299 and $5,552,780, respectively. The cumulative excess of contract rents over rental revenue recognized on a straight-line basis is recorded as deferred rental revenue.
2. Summary of Significant Accounting Policies (continued)

Deferred Costs

Loan costs related to the construction financing have been capitalized as part of the cost of the building and are amortized over the life of the building. Loan costs related to the mortgage payable have been capitalized and are being amortized over the term of the mortgage.

Lease commission expenses incurred have been capitalized and are amortized on a straight-line basis over the lives of the respective leases.

Leasehold improvements have been capitalized are amortized on a straight-line basis over the lives of their respective leases.

Income Taxes

No provision for income taxes has been made in the financial statements because the partners report any income or loss for tax purposes on their tax returns.

3. Partnership Agreement

The Partnership Agreement and subsequent amendments (the
Agreement) provide that net cash flow, as defined in the Agreement, generally will be paid to the partners prorata, in accordance with each of their partnership interests.

Net capital proceeds, as defined in the agreement, generally will be distributed to the partners prorata in accordance with each of their partnership interests. However, net capital proceeds arising from a transaction involving the disposition of all or substantially all the beneficial interest in the Trust or property or involving the liquidation of the Partnership shall be distributed in accordance with the partners capital accounts, as adjusted, pursuant to the Agreement.

In consideration of the change in the Partnership, discussed in note 1, the net loss for 1993 was assumed to have been incurred evenly throughout the year, and was allocated to the partners in proportion to their respective partnership interests before and after September 20, 1993, the effective date of the change.



4. Mortgage Loans Payable

In October 1989, the Trust obtained a 9.39% fixed rate first mortgage loan for $37,750,000 from a major insurance company. The loan requires monthly payments of interest only and matures November 1, 2001. Interest expense incurred on this loan was $3,544,725 in 1995, 1994 and 1993.

In April 1989, the Trust also obtained a $57.7 million second mortgage construction and permanent loan commitment from Dean Witter Yield Plus, L.P. and Dean Witter Realty
Yield Plus II, L.P. (the Lenders). Subsequently, the commitment was increased to $59.2 million to fund certain costs incurred to accelerate the completion of the construction.

In August 1990, the second mortgage construction and permanent loan commitment was converted to a permanent second mortgage loan. Base interest is payable monthly at 8%. Before the loan was modified on September 20, 1993, it also provided for additional interest of 37% of adjusted gross receipts, as defined in the loan agreement, and 37% of net capital proceeds after repayment of the first and second mortgage loans and other partnership indebtedness. The balance of the second mortgage loan was $59,200,000 and $58,806,742 at December 31, 1995 and 1994, respectively.
The second mortgage loan matures November 1, 2001. Interest expense incurred on this loan for 1995, 1994 and 1993 was $4,734,619, $4,614,996 and $4,598,955, respectively.

According to the Trust's loan agreement with the Lenders, the Trust may borrow up to $59.2 million from the Lenders.

The loan was modified on September 20, 1993. The loan modification provided that: (1) the Lenders are obligated to make loan advances to the Trust necessary for the Trust to pay expenses due and payable in connection with the ownership and operation of the property during the free rent period to which GSA is entitled under its lease of the property (see note 5); (2) the loan advances, in aggregate, shall not exceed $1,713,067, the amount remaining on the lenders $59.2 million commitment; and (3) the Lenders are not obligated to advance to the Trust a portion of the loan proceeds (which will be at least 50%) that may remain after any advances made to the Trust to pay expenses during the GSA free rent period. Under the loan modification, the Lenders and the Trust also agreed to increase the amount of "Additional Interest" payable to the Lenders under the second mortgage loan by (i) providing for the payment of the first $250,000 of adjusted gross receipts in any calendar year as additional interest, and (ii) increasing the additional interest from adjusted gross receipts and net capital proceeds of the
4. Mortgage Loans Payable (continued)

Property, after payment of the first $250,000, from 37% to 58%. No additional interest was due to the Lenders at December 31, 1995, 1994, and 1993.

In conjunction with the loan modification and changes in partnership interests on September 20, 1993, an existing operating deficit guaranty of the former general partners was released by the Lenders.

In August 1991, the general partner of one of the Partnership's general partners filed a voluntary petition under Chapter 11 of the Bankruptcy Code. In September 1993, this general partner's interest was converted to a limited partnership interest. In June 1996, this limited partnership interest was placed in a trust for the benefit of the partners' creditors. The above matter constitutes a technical event of default under the first and second mortgage loans. Therefore, the loans may be called at any time. See note 1.

As a result of the partnership's reorganization proceedings, the repayment terms of the mortgage loans payable will be determined pursuant to a plan of reorganization confirmed by the Bankruptcy Court.

5. Leases

The Partnership's rental real estate consists of an 11-story structure containing a 2,200-space parking garage and approximately 260,000 square feet of office and retail space available for lease. As of December 31, 1995, approximately 94% of the office and retail rental space and 100% of the garage space is under lease. The following table summarizes future minimum rents under noncancelable operating leases and the percentage of total rented space expiring each year, as of December 31, 1995:

Percentage
                                       Future     of Space
Under
       Year ended December 31      Minimum Rentals     Lease
Expiring
          1996                     $ 11,157,587      27%
          1997                        7,722,432      60%
          1998                        4,130,449       -
          1999                        4,335,515       -
          2000                        4,402,455       -
          Thereafter                 13,406,536      13%

                                   $ 45,154,974      100%

5. Leases (continued)

The parking garage is master-leased to Kinney System of Sudbury St., Inc., a wholly owned subsidiary of Kinney
System, Inc., under a lease agreement which expires in December 2003. The lease is a triple-net lease with two five-year options at fair market value.

At the inception of the lease, the lessee granted a $3,000,000 loan to the Partnership, which is payable in monthly payments of $26,350, which include interest at 10% per annum. As of December 31, 1995 and 1994, the balance outstanding was $2,631,260 and $2,681,570, respectively.
The lease provides for supplemental rental payments to the Partnership of $26,350 per month to cover loan principal and interest payments. These amounts are recorded as supplemental rent. The lease also provides that the unpaid principal of the loan may be forgiven if certain conditions, as more fully described in the note agreement, are met. Interest expense incurred on this loan for 1995, 1994, and 1993 was $266,785, $271,040, and $274,692, respectively.

The retail space represents approximately 15% of the total leasable office and retail space in the building and is approximately 17% occupied at December 31, 1995.

The office space represents approximately 85% of the total leasable office and retail space in the building and is 100% occupied at December 31, 1995.

The building has one tenant that comprises approximately 87% of total leasable office and retail space and 65% of total building cash rents paid during 1995. See note 7.

6. Related-Party Transactions

The Property is managed by an affiliate of the Partnership.
During 1995, 1994 and 1993, the affiliate earned $353,425,
$282,607, and $345,901, respectively, in management fees.

In November 1994, the Partnership obtained an $80,000 short-term loan from an affiliate. This noninterest-bearing loan was repaid in January 1995. In March 1995, the Partnership obtained a $205,000 loan from another affiliate. This loan accrued interest at a fixed rate of 9%. The balance of the loan, including accrued interest was $219,094 at December 31, 1995. Principal and accrued interest on this loan were repaid in July 1996.